UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300

Diamond Bar , CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Changes to the Board of Directors and Committees

On November 21, 2025, Newegg Commerce, Inc. (the “Company” or “Newegg”) announced that Fred Chang, in his capacity as the Minority Representative for Newegg, has (i) appointed himself to the Company’s Board of Directors (the “Board”) as one of two Board appointees that the Minority Representative is entitled to make to the Board pursuant to Article 8.1(i) of the Company’s Amended and Restated Memorandum and Articles of Association (the “Company M&AA”); and (ii) designated himself as the Primary Minority Board Appointee pursuant to Article 8.1(iv) of the Company M&AA. Mr. Chang founded Newegg in 2001 and previously served as the Company’s chief executive officer, chairman and, most recently, a member of the Board.

Mr. Chang will assume the Board seat previously occupied by Mr. Greg Moore and will replace Mr. Richard Weil as the Primary Minority Board Appointee. Mr. Weil will continue to serve as a member of the Board, while Mr. Moore will become a board advisor to help transition his responsibilities. Newegg believes that Mr. Chang, with his deep and unique knowledge of the Company’s business, will provide value to the Company’s shareholders.

Mr. Fuya Zheng was appointed as the interim chair of the Audit Committee and the Compensation Committee was reduced from three members to two members as a result of the departure of Mr. Moore.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

November 21, 2025	By:	/s/ Anthony Chow
Anthony Chow
Chief Executive Officer

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